  Exhibit 3.01

AMENDMENT TO AMENDED AND RESTATED BYLAWS OF SUPPORT.COM, INC.

This Amendment to Amended and Restated Bylaws (this “Amendment”) of Support.com, Inc., a Delaware corporation (the “Corporation”), is made as of April 23, 2020, by the Board of Directors of the Corporation and amends the Corporation’s Amended and Restated Bylaws (the “Bylaws”) as follows:

1.           Article II, Section 8 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 8. Voting. When a quorum is present at any meeting, the holders of a majority of the shares of the Corporation, present in person or represented by proxy at the meeting and entitled to vote on the subject matter, shall decide any question brought before the meeting other than the election of directors, unless the question is one upon which by express provision of a statute or of the Certificate of Incorporation a different vote is required in which case such express provision shall govern and control the decision of such question. Directors shall be elected by a plurality of the votes of the shares of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors, unless otherwise required by express provision of a statute or of the Certificate of Incorporation. All voting, including on the election of directors but excepting where otherwise required by applicable law or the Certificate of Incorporation, may take place via a voice vote. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at a meeting of stockholders shall be cast by written ballot.”